

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 30, 2008

Mr. Keith Koch
President
Eagle Bend Holding Company
5445 DTC Parkway, Suite 940
Greenwood Village, Colorado 80111

> **Re:** **Eagle Bend Holding Company**
> **Form S-1/A**
> **Filed September 25, 2008**
> **File No. 333-148180**

Dear Mr. Koch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Results of Operations, page 13</u>

1. We note your response to prior comment three. Please revise paragraph nine to explain why operating costs decreased so significantly between the six months ended June 30, 2007, and the six months ended June 30, 2008. Likewise, please

explain how operating expenses are deemed to be fixed, given your earlier statement in paragraph six that you are "actively seeking other clients," which presumably would result in increased marketing costs.

2. Please revise paragraph six to disclose actual revenues received pursuant to the Iptimize consulting agreement to date.

Proposed Milestones to Implement Business Operations, page 15

3. We note your statement in paragraph one that your consulting agreement with Iptimize "should get us close to profitability, assuming we can sell the securities portion of our compensation at a favorable price." To the extent that you deem the inability to sell the Iptimize shares at a favorable price to be a material risk, please revise to include risk factor disclosure in the Risk Factors section of your prospectus. Address those factors that could affect your ability to sell the shares profitably, including, as applicable, holding requirements associated with the receipt of restricted shares, volatility of Iptimize shares, and limited trading volume in Iptimize shares.

Description of Business, page 16
Operations, page 16

4. We note your response to prior comment six, and believe that your disclosure regarding your business model can be clearer. Please revise further to explain how you "develop access to the investment banking, brokerage, and investor community" on behalf of your clients. Explain in what sense these entities would "have an interest" in your client, and how you believe they "may be compatible" with your client. Likewise, revise to explain what it means to "generate interest among shareholders."

Item 27. Exhibits, page II-3

5. It appears that you intended to file an updated consent from your independent auditors with this amendment. However, we have not been able to locate exhibit 23.1 in your document as filed in Edgar. Please revise to include an updated consent from your independent auditors.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David J. Wagner, Esq.
        via facsimile, 303-409-7650